Exhibit 99.8

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Ava PEREZ

Tel.: + 33 (0) 1 47 44 64 65

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Norway: Total launches the Ekofisk South and Eldfisk II projects

Paris, June 9, 2011 - Total announces the launch of the Ekofisk South and Eldfisk II projects offshore in the southern Norwegian North Sea on Production Licence (PL) 018. Total holds a 39.90% interest in the licence.

The plan for development and operation for each project has been approved by the Norwegian authorities.

The Ekofisk South project will include a new platform (Ekofisk 2/4Z) and a new subsea facility (Ekofisk 2/4VB) at the Ekofisk complex. The platform will have a 40 years design life and a capacity of 70,000 barrels of oil equivalent (boe) per day. The new facilities will enable the drilling of 35 production and 8 water injection wells to further develop the Ekofisk field and increase oil recovery. Production start-up is expected early 2014.

The Eldfisk II project will include a new platform (Eldfisk 2/7S) at the Eldfisk complex and substantially upgrade the existing facilities on the Eldfisk field. The new platform will have 40 years design life and a capacity of 70,000 boe per day. It will provide accommodation, new process facilities, and will enable the drilling of 30 production and 9 water injection wells to further develop the Eldfisk field and increase oil recovery. Production start-up is expected in 2015.

These two projects will enable the development of around 450 million barrels of oil equivalent of reserves.

“These two projects represent major investments for Total and clearly demonstrate our long-term commitment to continued value creation in Norway” said Patrice de Viviès, Senior Vice President Exploration & Production Northern Europe, Total.

The Ekofisk and Eldfisk fields were discovered in 1969 and 1970. First production was achieved from the Ekofisk field in 1971 and Eldfisk came on stream in 1979. The two fields produced around 260,000 boe per day on average in 2010.

PL 018 partners are Total (39.90%), ConocoPhillips (35.11% and Operator), ENI (12.39%), Statoil (7.60%) and Petoro (5.00%).

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Ava PEREZ

Tel.: + 33 (0) 1 47 44 64 65

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total in Norway

Since the late sixties, the Group has played a major role in the development of a large number of fields in Norway. Total holds interests in eighty production permits on the Norwegian continental shelf, seventeen of which it operates. Norway is the largest contributor to the Group’s equity production, with an average of 310,000 boe per day in 2010.

*******

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com